July 16, 2024

Marc Forth
Chief Executive Officer
AEON Biopharma, Inc.
5 Park Plaza, Suite 1750
Irvine, CA 92614

       Re: AEON Biopharma, Inc.
           Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2023 File No. 1-40021
Dear Marc Forth:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences